UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

MARPAI, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value (Title of Class of Securities)

571354 109

(CUSIP Number)

Yaron Eitan c/o Marpai, Inc.

615 Channelside Drive, Suite 207

Tampa, Florida 33602

(646) 303-3483

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yaron Eitan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual Citizenship: United States citizen and Israeli citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 720,902(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 720,902(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Comprised of (i) 601,454 shares of the Class A common stock, par value $0.0001 per share (the “Common Stock”) of Marpai, Inc. (the “Issuer”) held directly by Yaron Eitan, (ii) 56,948 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $31.60 per share expiring on February 9, 2026 (the “Warrants”), and (iii) 62,500 options to purchase 62,500 shares of Common Stock (the “Options”).

(2)
Percentage is calculated based on 9,423,048 shares of Common Stock outstanding as of January 16, 2024.

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2021, and Amendment No. 1 to Schedule 13D filed on November 24, 2023 (collectively, the “Schedule 13D”)

Item 3. Source and Amount of Funds or Other Considerations

Yaron Eitan expended an aggregate of approximately $193,221 of his own investment capital to acquire 210,000 shares of Common Stock the Issuer disclosed in this Schedule 13D/A.

Item 4. Purpose of Transaction

Yaron Eitan acquired the securities for business investment purposes.

Item 5. Interest in Securities of the Issuer

(a) As of January 19, 2024, Yaron Eitan directly beneficially owned 720,902 shares of the Issuer’s Common Stock which are comprised of 601,454 shares of Common Stock, 56,948 Warrants to purchase 56,948 shares of Common Stock, and 62,500 Options to purchase 62,500 shares of Common Stock.

(b) Yaron Eitan has sole voting and dispositive power of 601,454 shares of Common Stock of the Issuer, as of January 18, 2024.

(c)
Not applicable.

(d)
Not applicable.

(e)
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : January 19, 2024

By: /s/ Yaron Eitan

Yaron Eitan